02044598

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JUL 31 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for July 31, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37616
~~[illegible]~~4
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 31, 2002.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: ______________________
Name: Kevin Steele
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-22

CSFB Mortgage-Backed Pass-Through Certificates
Series 2002-22
Group 1*

$175,000,000
(Approximate)

DLJ Mortgage Capital, Inc.
Seller

Washington Mutual Mortgage Securities Corp.
GreenPoint Mortgage Funding, Inc.
Sellers and Servicers

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

Closing Date: July 31, 2002

* There are expected to be 3 additional groups in this deal. Certain cashflows will be carved out from these groups to provide extra credit enhancement to Group 1.

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STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the Certificates.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 325-0357

TRANSACTION SUMMARY (OFFERED CERTIFICATES) (1), (2), (3)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
1-A-1	74,674,200	42.67%	Floating (4)(5)	**1.00**	8/2 – 8/ 4	Aaa/AAA
1-A-2	46,277,400	26.44%	Fixed (4)	**3.00**	8/4 – 10/6	Aaa/AAA
1-A-3	22,756,900	13.00%	Fixed (4)	**5.25**	10/6 – 1/9	Aaa/AAA
1-A-4	7,121,100	4.07%	Fixed (4)	**7.00**	1/9 – 2/10	Aaa/AAA
1-A-5	17,170,400	9.81%	Fixed (4)(6)	**9.93**	2/10 – 8/12	Aaa/AAA
1-A-IO	-	-	(4)(7)	**1.14** (8)	-	Aaa/AAA
1-M-1	4,812,500	2.75%	Fixed (4)(6)	**5.31**	8/5 – 4/12	Aa2/AA
1-M-2	2,187,500	1.25%	Fixed (4)(6)	**4.24**	8/5 – 3/9	A2/A
Total	**$175,000,000**	100.00%				

TRANSACTION SUMMARY (NON-OFFERED CERTIFICATES) (2)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Window To Call	Proposed Ratings (Moody's/S&P)
1-PP	$[100]	N/A	6.50%(9)	N/A	N/A	N/A
1-X	$[0]	N/A	(10)	N/A	N/A	N/A

Notes:
(1) Balances subject to a 5% variance
(2) Pricing Speed of 125 PPC. 100 PPC assumes a ramp of 6 CPR in month 1, rising to 20 CPR in month 12 and 20 CPR thereafter for life.
(3) The Certificates are priced to a 5% cleanup call.
(4) The Pass-Through Rate is subject caps as described herein.
(5) The initial Pass-Through Rate will be equal to the lesser of LIBOR + [0.17]% and the Net Wac Cap.
(6) The initial Pass-Through Rate is subject to an increase of 0.50% per annum on the first distribution date after the first possible optional termination date.
(7) The Pass-Through Rate for the Class 1-A-IO Certificates will be 8% per annum, as further described herein. The Class 1-A-IO Certificates will only be entitled to interest for the first [30] distribution dates. The Class 1-A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The notional amount of the Class 1-A-IO Certificates will be as follows: From and including the 1st through the [25]th distribution date $[24,500,000]; from [26th] through the [30]th distribution date $[14,875,000],; thereafter $0.
(8) Modified Duration.
(9) This Class is entitled to receive prepayment penalties from the non -WAMU serviced loans.
(10) Economic Residual

Transaction Highlights

Sole Underwriter: Credit Suisse First Boston Corporation ("CSFB") (sole manager).

Depositor: Credit Suisse First Boston Mortgage Securities Corp.

Sellers: DLJ Mortgage Capital, Inc.; Washington Mutual Mortgage Securities Corp. (WMMSC); GreenPoint Mortgage Funding, Inc.

Servicers: WMMSC; GreenPoint Mortgage Funding, Inc; RBMG, Inc.

Master Servicer: [TBD]

Special Servicer: Olympus Servicing, L.P. ("Olympus")

Trustee: Bank One, National Association ("Bank One")

Cut-Off Date: July 01, 2002

Closing Date: On or about July 31, 2002

Investor Settlement Date: On or about July 31, 2002

Distribution Date: 25th day of each month (or the next business day), commencing August 2002.

Delay Days: 24 days, except for the Class 1-A-1 0 days.

Optional Call: The transaction will have an optional 5% clean-up call.

Offered Certificates: Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5, Class 1-PP, Class 1-A-IO, Class 1-M-1 and Class 1-M-2

Federal Tax Aspects: The Trust will be established as a REMIC for federal income tax purposes.

ERISA/SMMEA Eligibility:

CLASS	ERISA	SMMEA
1-A-1	Yes	Yes
1-A-2	Yes	Yes
1-A-3	Yes	Yes
1-A-4	Yes	Yes
1-A-5	Yes	Yes
1-A-IO	Yes	Yes
1-M-1	Yes	Yes
1-M-2	Yes	No
1-PP	No	No

Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement.

Prepayment Period: With respect to any distribution date and a prepayment in full: For loans where the servicer if not WMMSC, the calendar month immediately preceding the month in which such distribution date occurs. For loans serviced by WMMSC, the 15th of the month immediately preceding the month in which such distribution date occurs to

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the 14th of the month in which the distribution date occurs. For any distribution date and any partial prepayment, the calendar month preceding that distribution date.

Coupon Step-Up: After the date on which the optional termination may be exercised, the pass-through rate on the Class 1-A-5, 1-M-1 and 1-M-2 Certificates will be increased by 50 basis points.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that they reasonably believe that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Pricing Prepayment Speed: The Certificates are priced to call at 125 PPC. 100 PPC assumes a ramp of [6%] CPR increasing to [20%] CPR in month 12 and then fixed at [20%] CPR for life.

Registration: Delivery of Certificates will be made available through DTC, Clearstream, Luxembourg and Euroclear.

Accrual Period: For any distribution date and any class of Certificates, other than the Class 1-A-1 Certificates, the calendar month immediately preceding that distribution date. For any distribution date and the Class 1-A-1 Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding that distribution date. All Certificates will accrue interest on the basis of a 360-day year consisting of twelve 30-day months, except for the Class 1-A-1 Certificates which accrue actual/360.

Pass-Through Rate: Coupons on Classes 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5, 1-PP, 1-M-1 and 1-M-2 are limited to the Net WAC Cap (defined herein). The pass-through rate on the Class 1-A-IO Certificates will equal, on any distribution date, [the lesser of (a) [8]% and (b) a fraction, expressed as a percentage, (1) the numerator of which is equal to the product of (x) the Interest Remittance Amount for such distribution date and (y) 12, and (2) the denominator of which is equal to the Class 1-A-IO Notional Amount for such distribution date.]

Basis Risk Pass-Through Rate: Before the optional termination date:

- For Class 1-A-1 Certificates, the lesser of (a) Libor plus [0.17]% and (b) the Class 1-A-1 Net Funds Cap
- For Class 1-A-2 thru Class 1-A-5, Class 1-PP, Class 1-M-1 and Class 1-M-2, the lesser of (a) the initial coupon (to be determined) and (b) the Net Funds Cap.

After the Optional termination date:

- For Class 1-A-1 Certificates, the lesser of (a) Libor plus [0.17]% and (b) the Class 1-A-1 Net Funds Cap
- For Class 1-A-2 thru Class 1-A-4 and Class 1-PP, the lesser of (a) the initial coupon (to be determined) and (b) the Net Funds Cap.
- For Class 1-A-5, Class 1-M-1 and Class 1-M-2, the lesser of (a) the initial coupon (to be determined) plus 0.5% and (b) the Net Funds Cap.

Interest Shortfall: For any distribution date is equal to the aggregate shortfall, if any, in collections of interest (adjusted to the related net mortgage rate) on the mortgage loans resulting from (a) principal prepayments in full and in part received during the related Prepayment Period and (b) interest payments on certain of the mortgage loans being limited pursuant to the provisions of the Soldiers' and Sailors' Civil Relief Act of 1940.

Compensating Interest: For each of the mortgage loans serviced by a servicer and any distribution date, an amount, as further described in the Prospectus Supplement, to be paid by that servicer in connection with prepaid mortgage loans.

Current Interest: For any distribution date, and any class of offered certificates, the amount of interest accruing at the applicable Pass-Through Rate on the related Class Principal Balance or Class 1-A-IO notional amount, as applicable, during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any Interest Shortfalls to the extent not covered by excess interest.

Collection Period: For any distribution date is the period from the second day of the month immediately preceding such distribution date to and including the first day of the month of that distribution date.

Payaheads: Any scheduled payment intended by the related mortgagor to be applied in a Collection Period subsequent to the Collection Period in which such payment was received.

Insurance Proceeds: Amounts paid pursuant to any insurance policy with respect to a mortgage loan that have not been used to restore the related mortgaged property or released to the mortgagor in accordance with the terms of the pooling and servicing agreement, subject to the terms and conditions of the related mortgage note and mortgage.

Liquidation Proceeds: Amounts, including Insurance Proceeds, received in connection with the liquidation of a defaulted mortgage loan, whether through trustee's sale, foreclosure sale, or otherwise or amounts received in connection with any condemnation or partial release of a mortgaged property.

Interest Remittance Amount: For any distribution date the sum of:

1) all interest collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the servicing fees and trustee and [master servicing] fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due the servicers or [master servicer], the trust administrator or the trustee with respect to such mortgage loans, to the extent allocable to interest,

2) all Compensating Interest paid by the servicers of the mortgage loans with respect to the related Collection Period,

3) the portion of any substitution amount or purchase price paid with respect to such mortgage loans during the related Collection Period allocable to interest,

4) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.

Realized Losses: *The amount determined by the related servicer and evidenced by an officers '* certificate delivered to the trustee, in connection with any mortgage loan equal to:

- for any Liquidated Mortgage Loan, the excess of its principal balance plus interest at a rate equal to the applicable net mortgage rate from the due date as to which interest was last paid up to the first due date after the liquidation over any proceeds received in connection with the liquidation, after application of all withdrawals permitted to be made by that servicer from the collection account for the mortgage loan;
- for any mortgage loan that has become the subject of a Deficient Valuation, the excess of the principal balance of the mortgage loan over the principal balance as reduced in connection with the proceedings resulting in the Deficient Valuation; or
- for any mortgage loan that has become the subject of a Debt Service Reduction, the present value of all monthly Debt Service Reductions on the mortgage loan, assuming that the mortgagor pays each scheduled monthly payment on the applicable due date and that no principal prepayments are received on the mortgage loan, discounted monthly at the applicable mortgage rate.

Applied Loss Amount: If on any distribution date, after giving effect to all Realized Losses incurred with respect to the mortgage loans during the Collection Period for such distribution date and payments of principal on such distribution date, the aggregate Class Principal Balance of the Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5, 1-PP, 1-M-1 and 1-M-2 Certificates exceeds the Aggregate Loan Balance for the mortgage loans for such distribution date (such excess, an "Applied Loss Amount"), such amount will be allocated in reduction of the Class Principal Balance of the Class 1-M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero; and then , the Class 1-M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero. The Class Principal Balance of the Class 1-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Net Mortgage Rate: With respect to any mortgage loan, the rate per annum equal to the mortgage rate minus the rate at which the expense fees accrue. The mortgage rate of a mortgage loan is the rate at which interest accrues on that mortgage loan in accordance with the terms of the related mortgage note.

Deferred Amount: For any Class 1-M-1 and 1-M-2 Certificates and distribution date, will equal the amount by which (x) the aggregate of the Applied Loss Amounts previously applied in reduction of the Class Principal Balance thereof exceeds (y) the aggregate of amounts previously paid in reimbursement thereof.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before such date of determination.

Aggregate Loan Balance: For the mortgage loans and any distribution date, will equal the aggregate of the Stated Principal Balances of the mortgage loans as of the last day of the prior month.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Class 1-A-1 Net Funds Cap: For any distribution date, will be the annual rate equal to a fraction, expressed as a percentage, the numerator of which is the product of (1) the Interest Remittance Amount for such distribution date less (b) the sum of the Current Interest for each Class of Certificates (other than the Class 1-A-1 and Class 1-X Certificates) and (2) 12, and the denominator of which is the Class Principal Balance of the Class 1-A-1 Certificates for the immediately preceding distribution date (or, in the case of the first distribution date, the initial Class Principal Balance of the Class 1-A-1 Certificates) multiplied by, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Accrual Period.

Net Funds Cap: For any distribution date, will be the annual rate equal to a fraction, expressed as a percentage, the numerator of which is the product of (1) Interest Remittance Amount for such distribution date and (2) 12, and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date) multiplied by, in the case of the Class 1-A-1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Accrual Period.

Class 1-A-IO Notional Amount: For any distribution date, the notional amount of the Class 1-A-IO Certificates will be:

1) From and including the 1st through the [25]th distribution date $[24,500,000]; from [26th] through the [30]th distribution date $[14,875,000];
2) $0, thereafter

Net WAC Cap:

Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5, 1-PP, 1-M-1 and 1-M-2 For any distribution date prior to the February 2005 distribution date, a per annum rate equal to (a) the Net Funds Cap minus (b) the pass-through rate on the Class 1-A-IO Certificates multiplied by (i) a fraction, the numerator of which is the Class 1-A-IO Notional Amount immediately prior to such distribution date and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date) and (ii) in the case of Class 1-A-1 Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related Accrual Period. For any distribution date on or after the February 2005 distribution date, a per annum rate equal to the Net Funds Cap.

Principal Payments: The Class 1-M Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class 1-A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class 1-A and Class 1-M Certificates as described under the "Priority of Payments."

Class Principal Balance: With respect to any certificate (other than the Class 1-A-IO and Class 1-X Certificates) as of any date of determination, an amount equal to the initial principal balance of that class, reduced by the aggregate of the following amounts allocable to that class: (a) all amounts previously distributed to holders of certificates of that class as payments of principal and (b) Applied Realized Loss Amounts previously allocated to that class.

Principal Remittance Amount: For any distribution date will be equal to the sum of:

1) all principal collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period (less unreimbursed advances, servicing advances and other amounts due to the trustee, [the master servicer] and the trust administrator with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period,

2) all principal prepayments received during the related Prepayment Period,

3) the outstanding principal balance of each mortgage loan that was repurchased by the applicable seller or Olympus during the related Collection Period,

4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the related Collection Period allocable to principal and

5) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to principal.

CarryForward Interest: For any class of offered certificates and any distribution date, the sum of (1) the amount, if any, by which (x)the sum of (A) Current Interest for such class for the immediately preceding distribution date and (B)any unpaid Carryforward Interest for such class from previous distribution dates exceeds (y) the amount paid in respect of interest on such class on such immediately preceding distribution date, and (2)other than with respect to the Class 1-A-IO Certificates, interest on such amount for the related Accrual Period at the applicable Pass-Through Rate.

Basis Risk Shortfall: For any class of offered certificates, other than the Class 1-A-IO Certificates, and any distribution date, the sum of: (1) the excess, if any, of the related Current Interest calculated on the basis of the related Basis Risk Pass-Through Rate over the related Current Interest for the applicable distribution date; (2) any Basis Risk Shortfall remaining unpaid from prior distribution dates; and (3) 30 days, or in the case of the Class 1-A-1 Certificates, the actual number of days in the related Accrual Period, interest on the amount in clause (2) calculated on the basis of the related Basis Risk Pass-Through Rate.

Overcollateralization Amount: For any distribution date will be equal to the amount, if any, by which

1) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds

2) the aggregate Class Principal Balance of the Class 1-A-1,1-A-2,1-A-3,1-A-4, 1-A-5, 1-PP,1-M-1 and 1-M-2 Certificates after giving effect to payments on such distribution date.

Target Overcollateralization Amount: For any distribution date prior to the Stepdown Date, approximately 0.50% of the Aggregate Loan Balance of the mortgage loans as of the cut-off date; with respect to any distribution date on or after the Stepdown Date and with respect to which a

Trigger Event has not occurred, the greater of (a) approximately 1.00% of the Aggregate Loan Balance of the mortgage loans for such distribution date, or (b) approximately 0.50% of such Aggregate Loan Balance as of the cut-off date; with respect to any distribution date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the distribution date immediately preceding such distribution date.

Overcollateralization Release Amount: For any distribution date will be equal to the lesser of :

1) the Principal Remittance Amount for such distribution date and

2) the amount, if any, by which

   a. the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the Class 1-A-1,1-A-2,1-A-3,1-A-4, 1-A-5, 1-PP,1-M-1 and 1-M-2 Certificates, exceeds

   b. the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any Distribution Date will be equal to the Principal Remittance Amount for such date minus the Overcollateralization Release Amount, if any, for such date.

Monthly Excess Interest: For any distribution date, the sum of:

1) any amount of the Interest Remittance Amount remaining after the Class 1-A-1,1-A-2,1-A-3,1-A-4, 1-A-5, 1-PP,1-A-IO, 1-M-1 and 1-M-2 Certificates have been paid their Current Interest and any Carryforward Interest

2) any portion of the Principal Payment Amount remaining after distributions of principal on the 1-A-1,1-A-2,1-A-3,1-A-4, 1-A-5,1-PP,1-M-1 and 1-M-2 Certificates

Monthly Excess Cashflow: For any distribution date, an amount equal to the sum of the Monthly Excess Interest and Overcollateralization Release Amount, if any, for such date.

Senior Enhancement Percentage: With respect to any distribution date and the Class 1-A Certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class 1-M-1 and Class 1-M-2 Certificates and (ii) the Overcollateralization Amount, in each case prior taking into account the distribution of the Principal Payment Amount on such Distribution Date, by (y) the Aggregate Loan Balance of the Mortgage Loans for such distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Class 1-A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in August 2005 and (y) the first distribution date on which the Senior Enhancement Percentage is greater than or equal to [9.00]%.

Priority of Payments:

Interest Distributions

On each distribution date, the Interest Remittance Amount will be distributed in the following order of priority:

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1) To the holders of the Class 1-A-IO and the Class 1-A-1 through 1-A-5 and Class 1-PP Certificates, pro rata, Current Interest and any Interest Carry Forward Amount for such distribution date;
2) To the Class 1-M-1 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
3) To the Class 1-M-2 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;

4) for application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Interest Remittance Amount remaining after application pursuant to clauses (1) through (3) above for such distribution date.

Principal Distributions

On each distribution date, the Principal Payment Amount will be distributed in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5 and 1-PP Certificates, sequentially, as follows:
   (A) To Class 1-A-1 until retired
   (B) To Class 1-A-2 until retired
   (C) To Class 1-A-3 until retired
   (D) To Class 1-A-4 until retired
   (E) To Class 1-A-5 until retired
   (F) To Class 1-PP until retired

2) To the holders of the Class 1-M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class 1-M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero and;

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5 and 1-PP Certificates, the Class 1-A Principal Distribution Amount, sequentially, as follows:
   (A) To Class 1-A-1 until retired
   (B) To Class 1-A-2 until retired
   (C) To Class 1-A-3 until retired
   (D) To Class 1-A-4 until retired
   (E) To Class 1-A-5 until retired
   (F) To Class 1-PP until retired

2) To the holders of the Class 1-M-1 Certificates, the Class 1-M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class 1-M-2 Certificates, the Class 1-M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
4) For application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (1) through (3) above.

Monthly Excess Cashflow

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1) (A)

until the aggregate Class Principal Balance of the Certificates equals the Aggregate Loan Balance of the mortgage loans for such distribution date minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the Certificates, in the following order of priority:

i. to the Class 1-A Certificates, in accordance with rules in effect prior to the Stepdown Date or on which a Trigger Event is in effect, until the Class Principal Balance of such Classes have been reduced to zero;
ii. to the Class 1-M-1 Certificates, until the Class Principal Balance of such Class is reduced to zero;
iii. to the Class 1-M-2 Certificates, until the Class Principal Balance of such Class is reduced to zero;

(B)

on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above under "—Principal Distributions—" , after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class 1-M-1 Certificates, any Deferred Amount for such class;
(3) to the Class 1-M-2 Certificates, any Deferred Amount for such class;
(4) concurrently, to the Class 1-A Certificates, any Basis Risk Shortfall for such class;
(5) to the Class 1-M-1 Certificates, any Basis Risk Shortfall for such class;
(6) to the Class 1-M-2 Certificates, any Basis Risk Shortfall for such class;
(7) to the Class 1-X Certificates, the remaining amount.

Class 1-A Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the Class Principal Balance of the Class 1-A Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [91.00]% and (ii) the Aggregate Loan Balance for the mortgage loans for such distribution date and (B) the amount, if any, by which (i) such Aggregate Loan Balance for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class 1-M-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class 1-A Certificates after giving effect to payments on such distribution date and (ii) the Class Principal Balance of the Class 1-M-1 Certificates immediately prior to such

16

distribution date exceeds (y) the lesser of (A) the product of (i) [96.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class 1-M-2 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Class 1-A Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class 1-M-1 Certificates after giving effect to payments on such distribution date and (iii) the Class Principal Balance of the Class 1-M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) [99.00]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Allocation of Losses:

Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, Class 1-M-2 Certificates, and fourth, to the Class 1-M-1 Certificates.

Once Realized Losses have been allocated to the Class 1-M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Monthly Excess Cashflow.

Rolling Three Month Delinquency Rate

For any distribution date will be the fraction, expressed as a percentage, equal to the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months.

Trigger Event:

A Trigger Event will occur for any distribution date if the Rolling Three Month Delinquency Rate as of the last day of the related Collection Period equals [6.5]%.

Credit Enhancement:

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
1-A	[4.00]%	[4.50]%	[9.00]%
1-M-1	[1.25]%	[1.75]%	[3.50]%
1-M-2	[0.00]%	[0.50]%	[1.00]%

* Prior to stepdown date, based on Initial Pool Balance.
** After stepdown date, based on current pool balance.

- Excess spread is expected to be available to build OC commencing on the August 2002 Distribution Date. The deal will have a 3 month spread holiday whereby 10% of the excess interest is not used to build up OC, but instead released to the Class 1-X Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%

- Subordination: Initially, 4.00% for the Class 1-A Certificates; 1.25% for the Class

1-M-1 Certificates.

Overcollateralization Deficiency Amount: For any distribution date will be equal to the amount, if any, by which

1) the Targeted Overcollateralization Amount for such distribution date exceeds

2) the Overcollateralization Amount for such distribution date, calculated for this purpose after giving effect to the reduction on such distribution date of the aggregate Class Principal Balance of the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5, Class 1-PP, Class 1-M-1 and Class 1-M-2 Certificates resulting from the payment of the Principal Payment Amount on such distribution date, but prior to allocation of any Applied Loss Amount on such distribution date.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $[1] in excess thereof.

18

Prepayment Sensitivity Tables

To Call	0 PPC	50 PPC	75 PPC	125 PPC	150 PPC	175 PPC	200 PPC
1-A-1							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Disc Margin	17.0	17.0	17.0	17.0	17.0	17.0	17.0
Yield	2.02	2.02	2.02	2.02	2.02	2.02	2.02
WAL	12.3	2.3	1.6	1.0	0.8	0.7	0.6
Mod Durn	10.7	2.2	1.6	1.0	0.8	0.7	0.6
Principal Window	Aug02 - Sep22	Aug02 - Jun07	Aug02 - Nov05	Aug02 - Aug04	Aug02 - Mar04	Aug02 - Dec03	Aug02 - Oct03
1-A-2							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	5.04	5.00	4.98	4.93	4.91	4.88	4.85
WAL	23.1	7.3	5.0	3.0	2.5	2.1	1.8
Mod Durn	13.4	5.9	4.3	2.7	2.3	1.9	1.7
Principal Window	Sep22 – Apr28	Jun07 - Nov12	Nov05 - Sep09	Aug04 - Oct06	Mar04 - Jan06	Dec03 - May05	Oct03 - Dec04
1-A-3							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	5.80	5.78	5.77	5.74	5.72	5.70	5.68
WAL	26.8	12.5	8.8	5.3	4.3	3.6	3.0
Mod Durn	13.3	8.7	6.7	4.4	3.7	3.2	2.7
Principal Window	Apr28 – May30	Nov12 - Sep17	Sep09 - Apr13	Oct06 - Jan09	Jan06 - Nov07	May05 - Jan07	Dec04 - May06
1-A-4							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	6.17	6.16	6.15	6.12	6.11	6.09	6.08
WAL	28.1	16.3	11.6	7.0	5.7	4.8	4.1
Mod Durn	13.1	10.0	8.1	5.5	4.7	4.1	3.5
Principal Window	May30 - Dec30	Sep17 - Feb20	Apr13 - Feb15	Jan09 - Feb10	Nov07 - Oct08	Jan07 - Oct07	May06 - Jan07
1-A-5							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	6.52	6.52	6.51	6.49	6.48	6.47	6.46
WAL	15.3	9.3	8.6	7.2	7.7	6.4	5.5
Mod Durn	9.4	6.8	6.3	5.5	5.9	5.1	4.5
Principal Window	Feb15 - Jan19	Feb10 - Aug12	Oct08 - Nov16	Oct07 - Aug14	Oct08 - Nov10	Oct07 - Jul09	Jan07 - Jun08
1-M-1							
Price	102-10	102-10	102-10	102-10	102-10	102-10	102-10
Yield	6.37	6.25	6.16	5.95	5.86	5.79	5.73
WAL	26.1	12.4	8.8	5.3	4.5	4.0	3.7
Mod Durn	12.4	8.1	6.4	4.3	3.8	3.4	3.2
Principal Window	Jul24 - Aug31	Aug08 - Jan24	Sep06 - Jun18	Aug05 - Apr12	Aug05 - Jul10	Aug05 - Apr09	Sep05 - Apr08

19

1-M-2							
Price	102-08	102-08	102-08	102-08	102-08	102-08	102-08
Yield	6.37	6.21	6.09	5.84	5.75	5.68	5.63
WAL	25.2	10.0	7.0	4.2	3.7	3.3	3.2
Mod Durn	12.2	7.1	5.4	3.6	3.2	2.9	2.8
Principal Window	Jul24 - Jun30	Aug08 - Mar18	Sep06 - Sep13	Aug05 - Mar09	Aug05 - Jan08	Aug05 - Feb07	Aug05 - Jun06
1-A-IO							
Price	16-24	16-24	16-24	16-24	16-24	16-24	16-24
Yield	6.02	6.02	6.02	6.02	6.02	6.02	6.02
WAL	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Mod Durn	1.1	1.1	1.1	1.1	1.1	1.1	1.1

20

To Maturity	0 PPC	50 PPC	75 PPC	125 PPC	150 PPC	175 PPC	200 PPC
1-A-1							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Disc Margin	17.0	17.0	17.0	17.0	17.0	17.0	17.0
Yield	2.02	2.02	2.02	2.02	2.02	2.02	2.02
WAL	12.3	2.3	1.6	1.0	0.8	0.7	0.6
Mod Durn	10.7	2.2	1.6	1.0	0.8	0.7	0.6
Principal Window	Aug02 - Sep22	Aug02 - Jun07	Aug02 - Nov05	Aug02 - Aug04	Aug02 - Mar04	Aug02 - Dec03	Aug02 - Oct03
1-A-2							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	5.04	5.00	4.98	4.93	4.91	4.88	4.85
WAL	23.1	7.3	5.0	3.0	2.5	2.1	1.8
Mod Durn	13.4	5.9	4.3	2.7	2.3	1.9	1.7
Principal Window	Sep22 – Apr28	Jun07 - Nov12	Nov05 - Sep09	Aug04 - Oct06	Mar04 - Jan06	Dec03 - May05	Oct03 - Dec04
1-A-3							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	5.80	5.78	5.77	5.74	5.72	5.70	5.68
WAL	26.8	12.5	8.8	5.3	4.3	3.6	3.0
Mod Durn	13.3	8.7	6.7	4.4	3.7	3.2	2.7
Principal Window	Apr28 – May30	Nov12 - Sep17	Sep09 - Apr13	Oct06 - Jan09	Jan06 - Nov07	May05 - Jan07	Dec04 - May06
1-A-4							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	6.17	6.16	6.15	6.12	6.11	6.09	6.08
WAL	28.1	16.3	11.6	7.0	5.7	4.8	4.1
Mod Durn	13.1	10.0	8.1	5.5	4.7	4.1	3.5
Principal Window	May30 - Dec30	Sep17 - Feb20	Apr13 - Feb15	Jan09 - Feb10	Nov07 - Oct08	Jan07 - Oct07	May06 - Jan07
1-A-5							
Price	100-00	100-00	100-00	100-00	100-00	100-00	100-00
Yield	6.52	6.53	6.53	6.53	6.52	6.52	6.51
WAL	29.0	22.0	16.8	10.4	8.6	7.2	6.1
Mod Durn	12.8	11.4	9.9	7.3	6.3	5.5	4.9
Principal Window	Dec30 - Mar32	Feb20 - Jan31	Feb15 - Feb28	Feb10 - Oct19	Oct08 - Nov16	Oct07 - Aug14	Jan07 - Nov12
1-M-1							
Price	102-10	102-10	102-10	102-10	102-10	102-10	102-10
Yield	6.37	6.25	6.16	5.95	5.86	5.79	5.73
WAL	26.1	12.4	8.8	5.3	4.5	4.0	3.7
Mod Durn	12.4	8.1	6.4	4.3	3.8	3.4	3.2
Principal Window	Jul24 - Aug31	Aug08 - Jan24	Sep06 - Jun18	Aug05 - Apr12	Aug05 - Jul10	Aug05 - Apr09	Sep05 - Apr08

21

1-M-2							
Price	102-08	102-08	102-08	102-08	102-08	102-08	102-08
Yield	6.37	6.21	6.09	5.84	5.75	5.68	5.63
WAL	25.2	10.0	7.0	4.2	3.7	3.3	3.2
Mod Durn	12.2	7.1	5.4	3.6	3.2	2.9	2.8
Principal Window	Jul24 - Jun30	Aug08 - Mar18	Sep06 - Sep13	Aug05 - Mar09	Aug05 - Jan08	Aug05 - Feb07	Aug05 - Jun06
1-A-IO							
Price	16-24	16-24	16-24	16-24	16-24	16-24	16-24
Yield	6.02	6.02	6.02	6.02	6.02	6.02	6.02
WAL	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Mod Durn	1.1	1.1	1.1	1.1	1.1	1.1	1.1

Collateral Description

* All data is preliminary and subject to a +/-5% variance. The final numbers will be found in the prospectus supplement. The collateral balance shown is greater than the total bonds being offered. Final collateral size is expected to be around 175mm.

Pool Balance as of	7/1/02
Pool Principal Balance	$192,918,115.05
Average Original Principal Balance	$433,120.96
Range of Original Principal Balances	$49,500.00 $1,226,250.00
Prepay Penalty	27.82%
WA Gross WAC	8.20%
Range of Gross WAC	6.50%-10.75%
Remaining Term to Maturity (mos)	351
WA Age (mos)	4
Credit Score	
Weighted Average	685
526 to 550	0.03%
551 to 575	0.26%
576 to 600	2.93%
601 to 625	8.85%
626 to 650	14.86%
651 to 675	18.89%
676 to 700	17.16%
701 to 725	12.99%
726 to 750	10.11%
751 to 775	8.57%
776 to 800	3.77%
801 to 825	0.89%
No Supplied	0.70%
Original LTV	
Weighted Average	75.59%%
20.00-25.00%	0.17%
35.01-40.00%	0.34%
40.01-45.00%	0.52%
45.01-50.00%	2.66%
50.01-55.00%	2.32%
55.01-60.00%	3.77%
60.01-65.00%	5.13%
65.01-70.00%	11.23%
70.01-75.00%	10.08%
75.01-80.00%	52.21%
80.01-85.00%	1.78%
85.01-90.00%	5.62%
90.01-95.00%	4.00%
95.01-100.00%	0.17%

Property Type	
Single Family Detached/PUD	86.40%
Condominium (<5 Floors)	5.04%
2-4 Family	5.44%
Occupancy Status	
Owner Occupied	86.41%

Investor Property	8.99%
Second Home	4.60%
Documentation	
Full Documentation	31.94%
No Ratio	10.62%
Limited/Reduced	47.12%
NINA	10.32%
Loan Purpose	
Purchase Money	50.66%
Cash-Out Refinance	35.05%
Rate/Term Refinance	14.29%
Geographic Concentration	
California	37.75%
Other	19.03%
New York	15.18%
New Jersey	8.43%
Texas	4.29%
Florida	3.64%
Maryland	2.75%
Illinois	2.64%
Colorado	2.20%
Massachusetts	2.11%
Virginia	1.98%

24

CSFB Mortgage-Backed Pass-Through Certificates
Series 2002-22
Group 2*

$180,000,000
(Approximate)

DLJ Mortgage Capital, Inc.
Seller

Washington Mutual Mortgage Securities Corp.
GreenPoint Mortgage Funding, Inc.
Sellers and Servicers

Olympus Servicing, L.P.
Servicer and Special Servicer

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

Closing Date: July 31, 2002

* There are expected to be 2 additional groups in this deal.

25

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the Certificates.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale c the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful pri to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data i the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse Fir Boston Trading Desk at (212) 325-0357

26

Transaction Highlights

Sole Underwriter: Credit Suisse First Boston Corporation ("CSFB") (sole manager).

Depositor: Credit Suisse First Boston Mortgage Securities Corp.

Sellers: DLJ Mortgage Capital, Inc.; Washington Mutual Mortgage Securities Corp. (WMMSC); GreenPoint Mortgage Funding, Inc.

Servicers: WMMSC; GreenPoint Mortgage Funding, Inc; RBMG, Inc.

Master Servicer: [TBD]

Special Servicer: Olympus Servicing, L.P. ("Olympus")

Trustee: [TBD]

Cut-Off Date: July 01, 2002

Closing Date: On or about July 31, 2002

Investor Settlement Date: On or about July 31, 2002

Distribution Date: 25th day of each month (or the next business day), commencing August 2002.

Delay Days: 24 days.

Optional Call: The transaction will have an optional 5% clean-up call.

Offered Certificates: Class 2-A-1, Class 2-A-IO, Class 2-M-1, Class 2-M-2 and Class 2-B

Federal Tax Aspects: The Trust will be established as a REMIC for federal income tax purposes.

ERISA/SMMEA Eligibility:

CLASS	ERISA	SMMEA
2-A-1	Yes	Yes
2-A-IO	Yes	Yes
2-PP	Yes	Yes
2-M-1	Yes	Yes
2-M-2	Yes	No
2-B	Yes	No

Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement.

Prepayment Period:	With respect to any distribution date and a prepayment in full: For loans where the servicer if not WMMSC, the calendar month immediately preceding the month in which such distribution date occurs. For loans serviced by WMMSC, the 15th of the month immediately preceding the month in which such distribution date occurs to the 14th of the month in which the distribution date occurs. For any distribution date and any partial prepayment, the calendar month preceding that distribution date.
Coupon Step-Up:	After the date on which the optional termination may be exercised, the pass-through rate on the Class 2-M-1, 2-M-2 and Class 2-B Certificates will be increased by 50 basis points.
P&I Advances:	The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that they reasonably believe that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.
Pricing Prepayment Speed:	The Certificates are priced to call at 115 PPC. 100 PPC assumes a ramp of [4%] CPR increasing to [16%] CPR in month 12 and then fixed at [16%] CPR for life.
Registration:	Delivery of Certificates will be made available through DTC, Clearstream, Luxembourg and Euroclear.
Accrual Period:	For any distribution date and any class of Certificates the calendar month immediately preceding that distribution date. All Certificates will accrue interest on the basis of a 360-day year consisting of twelve 30-day months.
Current Interest	For any Class of certificates, other than the Class 2-X Certificates, and distribution date, the amount of interest accruing at the applicable pass-through rate on the related Class Principal Balance or the applicable Class 2-A-IO Notional Amount, during the related Accrual Period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any Interest Shortfalls to the extent not covered by excess interest.

28

Pass-Through Rate: Coupons on Classes 2-A-1, 2-PP, 2-M-1, 2-M-2 and 2-B are limited to the Net WAC Cap (defined herein). The pass-through rate on the Class 2-A-IO Certificates will equal, on any distribution date, [the lesser of (a) [6.00]% and (b) a fraction, expressed as a percentage, (1) the numerator of which is equal to the product of (x) the Interest Remittance Amount for such distribution date, and (y) 12, and (2) the denominator of which is equal to the Class 2-A-IO Notional Amount for such distribution date.]

Basis Risk Pass-Through Rate: Before the optional termination date:

- For Class 2-A-1, Class 2-PP, Class 2-M-1, Class 2-M-2 and Class 2-B, the lesser of (a) the initial coupon (to be determined) and (b) the Net Funds Cap.

After the Optional termination date:

- For Class 2-A-1 and Class 2-PP, the lesser of (a) the initial coupon (to be determined) and (b) the Net Funds Cap.
- For Class 2-M-1, Class 2-M-2 and Class 2-B, the lesser of (a) the initial coupon (to be determined) plus 0.5% and (b) the Net Funds Cap.

Interest Shortfall: For any distribution date is equal to the aggregate shortfall, if any, in collections of interest (adjusted to the related net mortgage rate) on the mortgage loans resulting from (a) principal prepayments in full and in part received during the related Prepayment Period and (b) interest payments on certain of the mortgage loans being limited pursuant to the provisions of the Soldiers' and Sailors' Civil Relief Act of 1940.

Compensating Interest: For each of the mortgage loans serviced by a servicer and any distribution date, an amount, as further described in the Prospectus Supplement, to be paid by that servicer in connection with prepaid mortgage loans.

Collection Period: For any distribution date is the period from the second day of the month immediately preceding such distribution date to and including the first day of the month of that distribution date.

Payaheads: Any scheduled payment intended by the related mortgagor to be applied in a Collection Period subsequent to the Collection Period in which such payment was received.

Insurance Proceeds: Amounts paid pursuant to any insurance policy with respect to a mortgage loan that have not been used to restore the related mortgaged property or released to the mortgagor in accordance with the terms of the pooling and servicing agreement, subject to the terms and conditions of the related mortgage note and mortgage.

29

Liquidation Proceeds: Amounts, including Insurance Proceeds, received in connection with the liquidation of a defaulted mortgage loan, whether through trustee's sale, foreclosure sale, or otherwise or amounts received in connection with any condemnation or partial release of a mortgaged property.

Interest Remittance Amount: For any distribution date the sum of:

1) all interest collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period, the interest portion of Payaheads previously received and intended for application in the related Collection Period and the interest portion of all prepayments received on the mortgage loans during the related Prepayment Period, less (x) the servicing fees and trustee and [master servicing] fees with respect to such mortgage loans and (y) unreimbursed advances and other amounts due the servicers or [master servicer], the trust administrator or the trustee with respect to such mortgage loans, to the extent allocable to interest,

2) all Compensating Interest paid by the servicers of the mortgage loans with respect to the related Collection Period,

3) the portion of any substitution amount or purchase price paid with respect to such mortgage loans during the related Collection Period allocable to interest,

4) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to interest.

Realized Losses: The amount determined by the related servicer and evidenced by an officers' certificate delivered to the trustee, in connection with any mortgage loan equal to:

- for any Liquidated Mortgage Loan, the excess of its principal balance plus interest at a rate equal to the applicable net mortgage rate from the due date as to which interest was last paid up to the first due date after the liquidation over any proceeds received in connection with the liquidation, after application of all withdrawals permitted to be made by that servicer from the collection account for the mortgage loan;

- for any mortgage loan that has become the subject of a Deficient Valuation, the excess of the principal balance of the mortgage loan over the principal balance as reduced in connection with the proceedings resulting in the Deficient Valuation; or

- for any mortgage loan that has become the subject of a Debt Service Reduction, the present value of all monthly Debt Service Reductions on the mortgage loan, assuming that the mortgagor pays each scheduled monthly payment on the applicable due date and that no principal prepayments are received on the mortgage loan, discounted monthly at the applicable mortgage rate.

Applied Loss Amount:	If on any distribution date, after giving effect to all Realized Losses incurred with respect to the mortgage loans during the Collection Period for such distribution date and payments of principal on such distribution date, the aggregate Class Principal Balance of the Class 2-A-1, 2-PP, 2-M-1, 2-M-2 and Class 2-B Certificates exceeds the Aggregate Loan Balance for the mortgage loans for such distribution date (such excess, an "Applied Loss Amount"), such amount will be allocated in reduction of the Class Principal Balance of the Class 2-B Certificates, until the Class Principal Balance thereof has been reduced to zero; and then , the Class 2-M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero; and then , the Class 2-M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero. The Class Principal Balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.
Net Mortgage Rate:	With respect to any mortgage loan, the rate per annum equal to the mortgage rate minus the rate at which the expense fees accrue. The mortgage rate of a mortgage loan is the rate at which interest accrues on that mortgage loan in accordance with the terms of the related mortgage note.
Deferred Amount:	For any Class 2-M-1, 2-M-2 or 2-B Certificates and distribution date, will equal the amount by which (x) the aggregate of the Applied Loss Amounts previously applied in reduction of the Class Principal Balance thereof exceeds (y) the aggregate of amounts previously paid in reimbursement thereof.
Stated Principal Balance:	With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before such date of determination.
Aggregate Loan Balance:	For the mortgage loans and any distribution date, will equal the aggregate of the Stated Principal Balances of the mortgage loans as of the last day of the prior month.
Source for Calculation of One-Month LIBOR:	Telerate Page 3750.

31

Net Funds Cap: For any distribution date, will be the annual rate equal to a fraction, expressed as a percentage, the numerator of which is the product of (1) Interest Remittance Amount for such distribution date, and (2) 12, and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date).

Class 2-A-IO Notional Amount: For any distribution date, the notional amount of the Class 2-A-IO Certificates will be:

1) From and including the 1st through the [23]th distribution date $[16,500,000];
2) $0, thereafter

Net WAC Cap: For any distribution date prior to the July 2004 distribution date, a per annum rate equal to (a) the Net Funds Cap minus (b) the pass-through rate on the Class 2-A-IO Certificates multiplied by (i) a fraction, the numerator of which is the Class 2-A-IO Notional Amount immediately prior to such distribution date and the denominator of which is the Aggregate Loan Balance for the immediately preceding distribution date (or, in the case of the first distribution date, the Aggregate Loan Balance as of the cut-off date). For any distribution date on or after the July 2004 distribution date, a per annum rate equal to the Net Funds Cap.

Principal Payments: The Class M and Class B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Group 2 Senior Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class 2-A-1, Class 2-PP, Class 2-M and Class 2-B Certificates as described under the "Priority of Payments."

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Class Principal Balance: With respect to any certificate (other than the Class 2-A-IO and Class 2-X Certificates) as of any date of determination, an amo unt equal to the initial principal balance of that class, reduced by the aggregate of the following amounts allocable to that class: (a) all amounts previously distributed to holders of certificates of that class as payments of principal and (b) Applied Realized Loss Amounts previously allocated to that class.

Principal Remittance Amount: For any distribution date will be equal to the sum of:

1) all principal collected (other than Payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related Collection Period (less unreimbursed advances, servicing advances and other amounts due to the trustee, [the master servicer] and the trust administrator with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of Payaheads previously received and intended for application in the related Collection Period,

2) all principal prepayments received during the related Prepayment Period,

3) the outstanding principal balance of each mortgage loan that was repurchased by the applicable seller or Olympus during the related Collection Period,

4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the related Collection Period allocable to principal and

5) all Liquidation Proceeds and any other recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) collected with respect to the mortgage loans during the related Collection Period, to the extent allocable to principal.

CarryForward Interest: For any class of offered certificates and any distribution date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding distribution date and (B) any unpaid Carryforward Interest for such class from previous distribution dates exceeds (y) the amount paid in respect of interest on such class on such immediately preceding distribution date, and (2)other than with respect to the Class 2-A-IO, interest on such amount for the related Accrual Period at the applicable Pass-Through Rate.

Basis Risk Shortfall: For any class of offered certificates, other than the Class 2-A-IO Certificates, and any distribution date, the sum of: (1) the excess, if any, of the related Current Interest calculated on the basis of the related Basis Risk Pass-Through Rate over the related Current Interest for the applicable distribution date; (2) any Basis Risk Shortfall remaining unpaid from prior distribution dates; and (3) 30 days interest on the amount in clause (2) calculated on the basis of the related Basis Risk Pass-Through Rate.

Overcollateralization Amount: For any distribution date will be equal to the amount, if any, by which

1) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds

2) the aggregate Class Principal Balance of the Class 2-A-1, 2-PP, 2-M-1, 2-M-2 and 2-B Certificates after giving effect to payments on such distribution date.

Target Overcollateralization Amount: For any distribution date prior to the Stepdown Date, approximately 0.75% of the Aggregate Loan Balance of the mortgage loans as of the cut-off date; with respect to any distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, the greater of (a) approximately 1.50% of the Aggregate Loan Balance of the mortgage loans for such distribution date, or (b) approximately 0.50% of such Aggregate Loan Balance as of the cut-off date; with respect to any distribution date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the distribution date immediately preceding such distribution date.

Overcollateralization Release Amount: For any distribution date will be equal to the lesser of:

1) the Principal Remittance Amount for such distribution date and

2) the amount, if any, by which

   a. the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such date in reduction of the aggregate of the Class Principal Balances of the Class 2-A-1, 2-PP, 2-M-1, 2-M-2 and 2-B Certificates, exceeds

   b. the Targeted Overcollateralization Amount for such date.

Principal Payment Amount: For any Distribution Date will be equal to the Principal Remittance Amount for such date minus the Overcollateralization Release Amount, if any, for such date.

Monthly Excess Interest: For any distribution date, the sum of:

1) any amount of the Interest Remittance Amount remaining after the Class 2-A-1, 2-PP, 2-A-IO, 2-M-1, 2-M-2 and 2-B Certificates have been paid their Current Interest and any Carryforward Interest

2) any portion of the Principal Payment Amount remaining after distributions of principal on the 2-A-1, 2-PP, 2-M-1, 2-M-2 and 2-B Certificates

Monthly Excess Cashflow: For any distribution date, an amount equal to the sum of the Monthly Excess Interest and Overcollateralization Release Amount, if any, for such date.

Group 2 Senior Enhancement Percentage: With respect to any distribution date and the Group 2 Senior Certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class 2-M-1, Class 2-M-2 and Class 2-B Certificates and (ii) the Overcollateralization Amount, in each case after taking into account the distribution of the Principal Payment Amount on such Distribution Date, by (y) the Aggregate Loan Balance of the Mortgage Loans for such distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Class Certificate Balance of the Group 2 Senior Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in August 2005 and (y) the first distribution date on which the Group 2 Senior Enhancement Percentage is greater than or equal to approximately [22.00]%.

Priority of Payments:

Interest Distributions

On each distribution date, the Interest Remittance Amount will be distributed in the following order of priority:

1) To the holders of the Class 2-A-IO, Class 2-A-1 and Class 2-PP Certificates, pro rata, Current Interest and any Interest Carry Forward Amount for such distribution date;
2) To the Class 2-M-1 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
3) To the Class 2-M-2 Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
4) To the Class 2-B Certificates, the Current Interest and any Interest Carry Forward Amount for such distribution date;
5) for application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Interest Remittance Amount remaining after application pursuant to clauses (1) through (4) above for such distribution date.

Principal Distributions

On each distribution date, the Principal Payment Amount will be distributed in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class 2-A-1 and 2-PP Certificates, sequentially, as follows:
   (A) To Class 2-A-1 until retired
   (B) To Class 2-PP until retired

2) To the holders of the Class 2-M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class 2-M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class 2-B Certificates, until the Class Certificate Balance thereof has been reduced to zero and;

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class 2-A-1 and 2-PP Certificates, the Group 2 Senior Principal Distribution Amount, sequentially, as follows:
   (A) To Class 2-A-1 until retired
   (B) To Class 2-PP until retired

2) To the holders of the Class 2-M-1 Certificates, the Class 2-M-1 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class 2-M-2 Certificates, the Class 2-M-2 Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero;
4) To the holders of the Class 2-B Certificates, the Class 2-B Principal Distribution Amount until the Class Certificate Balance thereof has been reduced to zero; and
5) For application as part of Monthly Excess Cashflow for such distribution date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (1) through (4) above.

Monthly Excess Cashflow

On each distribution date, the Monthly Excess Cashflow will be distributed in the following order of priority:

(1) (A)
until the aggregate Class Principal Balance of the Certificates equals the Aggregate Loan Balance of the mortgage loans for such distribution date

37

minus the Targeted Overcollateralization Amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the Certificates, in the following order of priority:

i. to the Class 2-A-1 and 2-PP Certificates, in accordance with rules in effect prior to the Stepdown Date or on which a Trigger Event is in effect, until the Class Principal Balance of such Classes have been reduced to zero;
ii. to the Class 2-M-1 Certificates, until the Class Principal Balance of such Class is reduced to zero;
iii. to the Class 2-M-2 Certificates, until the Class Principal Balance of such Class is reduced to zero;
iv. to the Class 2-B Certificates, until the Class Principal Balance of such Class is reduced to zero;

(B)

on each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above under "—Principal Distributions—'' , after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

(2) to the Class 2-M-1 Certificates, any Deferred Amo unt for such class;
(3) to the Class 2-M-2 Certificates, any Deferred Amount for such class;
(4) to the Class 2-B Certificates, any Deferred Amount for such class;
(5) to the Class 2-A-1 Certificates, any Basis Risk Shortfall for such class;
(6) to the Class 2-M-1 Certificates, any Basis Risk Shortfall for such class;
(7) to the Class 2-M-2 Certificates, any Basis Risk Shortfall for such class;
(8) to the Class 2-B Certificates, any Basis Risk Shortfall for such class;
(9) to the Class 2-X Certificates, the remaining amount.

Group 2 Senior Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the Class Principal Balance of the Group 2 Senior Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [78.00]% and (ii) the Aggregate Loan Balance for the mortgage loans for such distribution date and (B) the amount, if any, by which (i) such Aggregate Loan Balance for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class 2-M-1 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Group 2 Senior Certificates after giving effect to payments on such distribution date and (ii) the Class Principal Balance of the Class 2-M-1 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [90.00]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class 2-M-2 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Group 2 Senior Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class 2-M-1 Certificates after giving effect to payments on such distribution date and (iii) the Class Principal Balance of the Class 2-M-2 Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [94.80]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Class 2-B Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event has not occurred with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the Class Principal Balance of the Group 2 Senior Certificates after giving effect to payments on such distribution date, (ii) the Class Principal Balance of the Class 2-M-1 Certificates after giving effect to payments on such distribution date, (iii) the Class Principal Balance of the Class 2-M-2 Certificates after giving effect to payments on such distribution date and (iv) the Class Principal Balance of the Class 2-B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [98.50]% and (ii) the Aggregate Loan Balance for such distribution date and (B) the amount, if any, by which (i) the Aggregate Loan Balance for the mortgage loans for such distribution date exceeds (ii) 0.50% of such Aggregate Loan Balance as of the cut-off date.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class 2-B Certificates, fourth, to the Class 2-M-2 Certificates, and fifth, to the Class 2-M-1 Certificates.

Once Realized Losses have been allocated to the Class 2-B Certificates and the Class 2-M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Monthly Excess Cashflow.

Rolling Three Month Delinquency Rate For any distribution date will be the fraction, expressed as a percentage, equal to the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months.

Trigger Event: A Trigger Event will occur for any distribution date if the Rolling Three Month Delinquency Rate as of the last day of the related Collection Period equals [12]%.

Credit Enhancement:

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
2-A-1	[10.25]%	[11.00]%	[22.00]%
2-M-1	[4.25]%	[5.00]%	[10.00]%
2-M-2	[1.85]%	[2.60]%	[5.20]%
2-B	[0.00]%	[0.75]%	[1.50]%

* Prior to stepdown date, based on Initial Pool Balance.

** After stepdown date, based on current pool balance.

• Excess spread is expected to be available to build OC commencing on the August 2002 Distribution Date.

• Overcollateralization ("OC")

Initial (% Orig.)	0.00%
Initial OC Target (% Orig.)	0.75%
Stepdown OC Target (% Curr)	1.50%
OC Floor (% Orig.)	0.50%

• Subordination: Initially, 10.25% for the Group 2 Senior Certificates; 4.25% for the Class 2- M-1 Certificates, 1.85% for the Class 2-M-2 Certificates, 0.0% for the Class 2-B Certificates

40

2-B Certificates.

Overcollateralization Deficiency Amount: For any distribution date will be equal to the amount, if any, by which

1) the Targeted Overcollateralization Amount for such distribution date exceeds

2) the Overcollateralization Amount for such distribution date, calculated for this purpose after giving effect to the reduction on such distribution date of the aggregate Class Principal Balance of the Class 2-A-1, Class 2-PP, Class 2-M-1,Class 2-M-2 and Class 2-B Certificates resulting from the payment of the Principal Payment Amount on such distribution date, but prior to allocation of any Applied Loss Amount on such distribution date.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $[1] in excess thereof.

41

Collateral Description

* All data is preliminary and subject to a +/-5% variance. The final numbers will be found in the prospectus supplement.

Pool Balance as of	7/1/02
Pool Principal Balance	$ 181,232,460.74
Average Principal Balance	$134,645.22
Range of Principal Balance	$13,584.69
	$404,784.47
15yr/30yr/Balloon	4.2%/92.9%/2.9%
Prepay Penalty	30.0%
WA Gross WAC	8.605%
Range of Gross WAC	6.250%-12.875%
WAM (mos)	341
WA Age (mos)	5
Credit Score	
Non-Zero Weighted Average	662
No Fico	6.08%
501 to 600	13.13%
601 to 625	13.58%
626 to 650	15.88%
651 to 675	15.62%
676 to 700	13.04%
701 to 725	8.96%
726 to 750	6.65%
751 to 775	5.09%
776 to 800	1.71%
801 to 825	0.26%
Original LTV	
Weighted Average	83.054%
10.001-15.000%	0.03%
20.001-25.000%	0.02%
25.001-30.000%	0.10%
30.001-35.000%	0.16%
35.001-40.000%	0.31%
40.001-45.000%	0.35%
45.001-50.000%	0.57%
50.001-55.000%	1.06%
55.001-60.000%	0.99%
60.001-65.000%	1.78%
65.001-70.000%	6.45%
70.001-75.000%	6.23%
75.001-80.000%	36.71%
80.001-85.000%	4.57%
85.001-90.000%	19.72%
90.001-95.000%	10.39%
95.001-100.000%	10.56%

Property Type	
Single Family Detached	51.12%
2-4 Family	31.82%
PUD/DPUD	8.54%
Condo	4.36%
Manufactured Housing	3.68%
Townhouse	0.44%
Co-op	0.03%
Occupancy Status	
Owner Occupied	66.20%
Investor Property	27.90%
Second Home	5.90%
Documentation	
Full Documentation	42.94%
No Documentation	17.26%
Limited/Reduced	17.06%
Stated Income / Stated Assets	12.06%
No Ratio	10.69%
Loan Purpose	
Purchase Money	50.36%
Cash-Out Refinance	39.42%
Rate/Term Refinance	10.23%
Geographic Concentration (Top 10)	
California	18.85%
New York	12.13%
Florida	9.12%
New Jersey	6.32%
Massachusetts	4.65%
Washington	4.18%
Pennsylvania	3.94%
Arizona	2.87%
Colorado	2.86%
Georgia	2.63%
Other	32.45%

43

CREDIT SUISSE | FIRST BOSTON

CSFB Mortgage-Backed Pass-Through Certificates Series 2002-22, Group 3

$36 mm (approx.) of Seasoned 15yr JUMBO AAA Pass-Through

Description: AAA WAC Pass-through security. Underlying mortgage loans are the non-conforming portion of the collateral acquired on termination of Prudential Home Mortgage Securities Series 1992-34, 1993-3 and 1993-13. The original deal balances were $493.7mm, $200.4mm and $375.0 respectively.

Servicing: Servicing retained by First Nationwide

Historical Prepayments:

	1 Mth	3 Mth	6 Mth	12 Mth
Estimated Pool CPR	24.4%	19.0%	33.2%	25.7%

Approximate Loan Characteristics:
GROSS WAC: 7.68%
NET WAC: 7.42%
WAM: 61 months (Amortized)
WA Seasoning: 114 months
AVG Loan Size: $173,000
WA Amortized LTV: 31.1%
CALIFORNIA: 44%
AVG FICO: 734

Credit Performance: Since February 1997 aggregate losses on the two deals were $ 3,377.41, call desk for details

Collateral Contribution by Deal:

92-34:	44%
93-3:	14%
93-13:	42%

ALL NUMBERS APPROXIMATE
DELIVERY VARIANCE: +/- 10%
Contact: John Vibert X5-0357; James Perry X5-4367